DOUGLAS EMMETT, INC.
808 Wilshire Blvd., Ste. 200
Santa Monica, CA 90401

October 19, 2006

VIA FACSIMILE & EDGAR
Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Douglas Emmett, Inc. (the “Company”) Registration
Statement on Form S-11 (Registration No. 333-135082)

Dear Ms. Wolff:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-11 (File No. 333-135082) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern Standard Time on October 23, 2006 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

DOUGLAS EMMETT, INC.

By:	/s/ Kenneth M. Panzer
Name:	Kenneth M. Panzer
Title:	Chief Operating Officer

cc:                                 Karen Garnett, Securities and Exchange Commission
Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP